SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30413; 812-14003]

Cohen & Steers Real Assets Fund, Inc., et al.; Notice of Application

March 4, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of
1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act,
as well as from certain disclosure requirements.

Summary of the Application: Applicants request an order that would permit them to enter
into and materially amend subadvisory agreements without shareholder approval and
would grant relief from certain disclosure requirements.

Applicants: Cohen & Steers Real Assets Fund, Inc. (the "Corporation"), Cohen & Steers
Real Assets Fund, Ltd. (the "Subsidiary"), and Cohen & Steers Capital Management, Inc.
("Cohen & Steers" or the "Advisor").

Filing Dates: The application was filed on January 30, 2012, and amended on July 13,
2012, October 4, 2012, and February 6, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to
the Commission's Secretary and serving applicants with a copy of the request, personally or
by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March
28, 2013, and should be accompanied by proof of service on the applicants, in the form of
an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature
of the writer's interest, the reason for the request, and the issues contested. Persons who

wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: the Corporation and the Advisor, 280 Park Avenue, 10th floor, New York, NY 10017; the Subsidiary, Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Corporation is a Maryland corporation registered under the Act as an open-end management investment company and is advised by the Advisor and various affiliated and unaffiliated subadvisors (any unaffiliated subadvisors, "Subadvisors"). The Corporation currently employs two unaffiliated subadvisors.[1] The Advisor is, and any

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[1] Applicants also request relief with respect to any other existing or future open-end management investment company or series thereof that: (a) is advised by the Advisor including any entity controlling, controlled by, or under common control with the Advisor or its successor (each, also an "Advisor"); (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application (each, also a "Corporation"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any

other Advisor will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Cohen & Steers serves as the investment Advisor of the initial Corporation under an investment advisory agreement ("Advisory Agreement")[2] with the Corporation. Cohen & Steers or another Advisor will serve as investment adviser to any future Corporations. The Advisory Agreement was approved by the Corporation's initial shareholder and the Corporation's board of directors (that board of directors, and the boards of directors of any future Corporation, each a "Board"), including a majority of the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of either the Corporation or the Advisor ("Independent Directors") in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 under the Act.

2.   Under the terms of the Advisory Agreement, the Advisor is responsible for the overall management of the Corporation's business affairs and selecting the Corporation's investments in accordance with its investment objectives, policies and restrictions. For the investment advisory services that it provides to the Corporation, the Advisor receives the fee specified in the Advisory Agreement. The Advisory Agreement also permits the Advisor to retain one or more Subadvisors for the purpose of managing the investments of the Corporation. Pursuant to this authority, the Advisor has entered into investment subadvisory agreements ("Subadvisory Agreements") with two Subadvisors to

Corporation contains the name of a Subadvisor, the name of the Advisor that serves as the primary investment adviser to that Corporation will precede the name of the Subadvisor.

[2] "Advisory Agreement" includes advisory agreements with Advisors for future Corporations.

provide investment advisory services to the Corporation.[3] Each Subadvisor is or will be

registered as an investment adviser under the Advisers Act or not subject to such

registration. The Advisor will supervise, evaluate and allocate assets to the Subadvisors,

and make recommendations to the Board about their hiring, retention or release, at all times

subject to the authority of the Board. Under the terms of the current Advisory Agreement,

the Advisor will compensate the Subadvisors out of the fees the Advisor receives from the

Corporation.[4]

       3.   The Subsidiary is a Cayman Islands corporation wholly-owned by the

Corporation.[5] The Subsidiary will initially be managed by a Subadvisor, and is expected

to provide the Corporation with exposure to commodities. The Subsidiary has entered

into an investment advisory agreement with the Advisor (the "Subsidiary Advisory

Agreement"), which has been approved by the board of directors of the Subsidiary,

pursuant to which the Advisor is responsible for the overall management of the

Subsidiary's business affairs and selecting the Subsidiary's investments according to the

Subsidiary's investment objectives, policies, and restrictions.[6] Under the Subsidiary

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[3] Each of these Subadvisory Agreements was approved by the Board, including by a majority of the Independent Directors, and the initial shareholder of the Corporation in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 under the 1940 Act.

[4] To the extent a future Corporation pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Corporation will be required to be approved by the shareholders of that Corporation.

[5] The term "Subadvisor" also includes any Subadvisor to the Subsidiary or to any wholly-owned subsidiary of any future registered open-end management company described in footnote 1 above (each such wholly-owned subsidiary included in the term "Subsidiary"). Applicants also request relief with respect to any Subadvisors who serve as Subadvisors to a Subsidiary. Where needed for purposes of the relief requested, Subsidiaries are also included in the term "Corporation"."

[6] In all cases, the Advisor to a Corporation will be the Advisor to each Subsidiary owned by that Corporation and will have overall supervisory responsibility for the general management and investment of the Subsidiary's assets, subject to review and approval of the Board of that Corporation. The terms of the

Advisory Agreement, the Advisor may retain one or more Subadvisors, to be compensated by the Advisor, for the purpose of managing the investment of the assets of the Subsidiary.

4.   Applicants request an order to permit the Advisor, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval.[7] The requested relief will not extend to any subadvisor that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Corporation or the Advisor, other than by reason of serving as a subadvisor to a Corporation or a Corporation's wholly-owned subsidiary (an "Affiliated Subadvisor"). Applicants acknowledge that any affiliated person of a Corporation also would be deemed to be an affiliated person of the Corporation's wholly-owned subsidiaries for purposes of the relief requested.

5.   Applicants also request an exemption from the various disclosure provisions described below that may require the Corporations to disclose fees paid by the Advisor to the Subadvisors. An exemption is requested to permit a Corporation to disclose (as both a dollar amount and as a percentage of each Corporation's net assets): (a) the aggregate fees paid to the Advisor and any Affiliated Subadvisors; and (b) the aggregate fees paid to Subadvisors (collectively, "Aggregate Fee Disclosure"). Any Corporation that employs an Affiliated Subadvisor will provide separate disclosure of any fees paid to the Affiliated Subadvisor.

Subsidiary Advisory Agreement comply, and of future Subsidiary Advisory Agreements will comply, with Section 15(a) of the Act. Approval of the Subsidiary Advisory Agreement was, and for future Subsidiary Advisory Agreements will be, effected in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 thereunder as if the Subsidiary Advisory Agreement were between the Advisor to the Subsidiary and the Corporation that owns that Subsidiary.

[7] Each Subadvisory Agreement with respect to any Subsidiary will also be approved by the board of the Corporation that owns that Subsidiary, including in each case a majority of the Independent Directors of that Corporation, in accordance with sections 15(a) and 15(c) of the Act.

6.   The Corporations will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadvisor is hired for any Corporation, that Corporation will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[8] and (b) the Corporation will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

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[8] The "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Corporations.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

2. Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3. Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4. Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

5. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6. Applicants assert that the shareholders are relying on the Advisor's expertise to select one or more Subadvisors best suited to achieve a Corporation's investment objectives. Applicants assert that, from the perspective of the investor, the role of the Subadvisors is comparable to that of the individual portfolio managers employed by the Advisor. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Corporations, and may preclude the Advisor from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreement, the Subsidiary Advisory Agreement, and any subadvisory agreements with Affiliated Subadvisors will remain subject to section 15(a) of the Act and rule 18f-2 under the Act.

7. Applicants assert that many Subadvisors use a "posted" rate schedule to set their fees. Applicants state that, while Subadvisors are willing to negotiate fees lower than those posted in the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief will allow the Adviser to negotiate more effectively with each Subadvisor.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Corporation may rely on the requested order, the operation of the Corporation in the manner described in the application will be approved by a majority of the Corporation's outstanding voting securities, as defined in the Act, or in the case of a Corporation whose public shareholders purchase shares on the basis of a prospectus

containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Corporation to the public.

2. Each Corporation relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Corporation will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

3. Corporations will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of the new Subadvisor pursuant to the Modified Notice and Access Procedures.

4. The Advisor will not enter into a subadvisory agreement with any Affiliated Subadvisor without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Corporation.

5. At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6. Whenever a subadvisor change is proposed for a Corporation with an Affiliated Subadvisor, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Corporation and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage.

7. Independent legal counsel, as defined in Rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8. The Advisor will provide general management services to each Corporation, including overall supervisory responsibility for the general management and investment of each Corporation's assets, and, subject to review and approval of the Board, will: (a) set each Corporation's overall investment strategies; (b) evaluate, select and recommend Subadvisors to manage all or a part of each Corporation's assets; (c) allocate and, when appropriate, reallocate each Corporation's assets among one or more Subadvisors; (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with each Corporation's investment objective, policies and restrictions.

9. No Director or officer of a Corporation, or director, manager or officer of the Advisor, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadvisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadvisor or an entity that controls, is controlled by or is under common control with a Subadvisor. For any Corporation that owns a Subsidiary, this condition shall also apply to the Directors and officers of that Corporation with respect to any interest in a Subadvisor to that Corporation's Subsidiaries.

10. Each Corporation will disclose in its registration statement the Aggregate Fee Disclosure.

11. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

12. For any Corporation that pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Corporation will be required to be approved by the shareholders of that Corporation.

13. Whenever a subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

14. Each Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Corporation basis. The information will reflect the impact on profitability of the hiring or termination of any subadvisor during the applicable quarter.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary